FEF Distributors, LLC

Securities Investor Protection Corporation Form SIPC-7

Report of Independent Registered Public Accounting
Firm on Applying Agreed-Upon Procedures

Year Ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chun Fong (212) 698-3451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chun Fong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF Distributors, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York)
County of New York)

Sworn to before me this 8th day of February, 2021

Notary Public

Signature

Chief Financial Officer
Title

TIFFANY N NILSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NI6095373
Qualified in Kings County
Commission Expires October 14, 2023

*This report ** contains (check all applicable boxes):*

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member and the Directors of
     FEF Distributors, LLC:

We have performed the procedures enumerated below, which were agreed to by the Directors, management of FEF Distributors, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries and disbursement listed in the Company's bank statement.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

   No findings were found as a result of applying the procedure

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No adjustments were reported in Form SIPC-7, step not applicable

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion,

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respectively, on whether FEF Distributors, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

New York, NY

February 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

51483 FINRA DEC
FEF DISTRIBUTORS LLC
1345 AVENUE OF THE AMERICAS FL 48
NEW YORK, NY 10105-4399

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chun Fong (212) 698-3451

2. A. General Assessment (item 2e from page 2) $ 1,092

B. Less payment made with SIPC-6 filed (exclude interest) (617)
7/29/20
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 475

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 475

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 475

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FEF Distributors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

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DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 94,129,512

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — -

(2) Net loss from principal transactions in securities in trading accounts. — -

(3) Net loss from principal transactions in commodities in trading accounts. — -

(4) Interest and dividend expense deducted in determining item 2a. — -

(5) Net loss from management of or participation in the underwriting or distribution of securities. — -

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 713,996

(7) Net loss from securities in investment accounts. — -

Total additions — 713,996

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 94,115,788

(2) Revenues from commodity transactions. — -

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — -

(4) Reimbursements for postage in connection with proxy solicitation. — -

(5) Net gain from securities in investment accounts. — -

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — -

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — -

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): — -

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) — -

Total deductions — 94,115,788

2d. SIPC Net Operating Revenues — $ 727,720

2e. General Assessment @ .0015 — $ 1,092

(to page 1, line 2.A.)

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